January 25, 2016

Mr. Keith O’Connell

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to Correspondence dated January 11, 2016, submission number 0001324443-16-000196

Dear Messrs. O’Connell and Grzeskiewicz:

This letter is in response to the comments you provided on January 20, 2016, to the Correspondence submitted on January 11, 2016 (accession no. 0001324443-16-000196), with respect to the AI Hillcrest Small Cap Value Fund, a series of the American Independence Funds Trust; specifically in relation to the “Prior Performance of Hillcrest” which had been disclosed in the Prospectus (from the 485B filing, submission number 000132443-15-000188).

Below, please find the response to each comment provided.

1.     Comment: We are fine with using the composite that includes the 2008 performance data; however, please confirm that you will still include in the prospectus a statement that the composite with the 2008 performance data was managed with investment objectives, policies and strategies substantially similar to those that will be used in managing the Fund.

Response: We confirm that Small Cap Value Composite, which is shown in the prior performance data in the Fund’s prospectus, includes accounts that were managed with investment objectives, policies and strategies substantially similar to those of the Fund.

2.     Comment: In regards to Comment #5 in the Correspondence, please clarify that the principal account was managed by Hillcrest, the adviser firm.

Response: The account of a principal of Hillcrest was managed by Hillcrest as one of the firm’s advisory clients.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3480 should you have any questions regarding this correspondence.

Sincerely,

/s/ Susan L. Silva

Secretary and Treasurer, American Independence Funds Trust